UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4*

Liquid Holdings Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

53633A 101

(CUSIP Number)

Brian Ferdinand

c/o Ferdinand Trading LLC

224 Muttontown Eastwood Rd.

Muttontown, NY 11791

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 53633A 101	13D	Page 2 of 9 Pages

(1)	Names of reporting persons. Brian Ferdinand
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,012,049
	(8)	Shared voting power 1,107,654
	(9)	Sole dispositive power 1,012,049
	(10)	Shared dispositive power 1,107,654
(11)	Aggregate amount beneficially owned by each reporting person 2,119,703
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

3.5% (based on the number of shares outstanding as of November 11, 2014 as reported on Liquid Holdings Group, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2014.)

(14)	Type of reporting person (see instructions) IN

CUSIP NO. 488401100	13D	Page 3 of 9 Pages

(1)	Names of reporting persons. Ferdinand Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 60
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 60
(11)	Aggregate amount beneficially owned by each reporting person 60
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

0% (based on the number of shares outstanding as of November 11, 2014 as reported on Liquid Holdings Group, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014.)

(14)	Type of reporting person (see instructions) OO

CUSIP NO. 488401100	13D	Page 4 of 9 Pages

(1)	Names of reporting persons. LT World Limited LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 259,953
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 259,953
(11)	Aggregate amount beneficially owned by each reporting person 259,953
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

0.4% (based on the number of shares outstanding as of November 11, 2014 as reported on Liquid Holdings Group, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014.)

(14)	Type of reporting person (see instructions) OO

CUSIP NO. 488401100	13D	Page 5 of 9 Pages

(1)	Names of reporting persons. Ferdinand Trading II LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 654,943
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 654,943
(11)	Aggregate amount beneficially owned by each reporting person 654,943
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

1.1% (based on the number of shares outstanding as of November 11, 2014 as reported on Liquid Holdings Group, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014.)

(14)	Type of reporting person (see instructions) OO

CUSIP NO. 488401100	13D	Page 6 of 9 Pages

(1)	Names of reporting persons. LT World Partners LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 102,146
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 102,146
(11)	Aggregate amount beneficially owned by each reporting person 102,146
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

0.2% (based on the number of shares outstanding as of November 11, 2014 as reported on Liquid Holdings Group, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014.)

(14)	Type of reporting person (see instructions) OO

CUSIP NO. 488401100	13D	Page 7 of 9 Pages

SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D initially filed on August 12, 2013, as amended by Amendment No. 1 to Schedule 13D filed on March 6, 2013, Amendment No. 2 to Schedule 13D filed on July 15, 2014 and Amendment No. 3 to Schedule 13D filed on December 11, 2014 (collectively, the “Schedule 13D”) by the Reporting Persons relating to beneficial ownership of shares of common stock of Liquid Holdings Group, Inc. (such stock, the “Common Stock”), and is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons. Only those items which are specifically included below are being amended or supplemented by this Amendment. Items in the Schedule 13D not listed below remain unchanged from the last filed amendment to Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

This Amendment is being filed to reflect the disposition by Brian Ferdinand, Ferdinand Holdings, LLC and LT World Partners LLC of 2,056,750 shares of Common Stock to Robert Pereira and Middlesex Corporation (collectively, the “Pereira Parties”) as of March 13, 2015 as previously reported by Liquid Holdings Group, Inc. (the “Company”) on its Current Report on Form 8-K filed on March 17, 2015 (the “8-K”). The Reporting Persons transferred such Common Stock in connection with a settlement of certain claims and a release granted by the Pereira Parties in favor of the Reporting Persons and the Company. The disposition to Pereira Parties was a private transaction and not an open market trade and the Reporting Persons believe that it did not impact the Company’s stock price and the shares. As reported by the Company in the 8-K, the shares of Common Stock transferred to the Pereira Parties remain subject to certain transfer restrictions, including a lock-up as fully described in the 8-K.

In the prior Schedule 13D, it had been reported that Ferdinand Holdings Investment Trust and Andrea Ferdinand (as trustee) were the beneficial owners of 1,012,049 of the Common Stock of Liquid Holdings Group, Inc. Brian Ferdinand is the actual beneficial owner of such shares of Common Stock and has the sole power to vote and direct the disposition of such shares.

ITEM 4.	PURPOSE OF TRANSACTION.

The information in Item 4 of the Schedule 13D is supplemented as follows:

The Reporting Persons have been and will continue to review and evaluate their investment in the Company. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, actions taken by the Company’s board of directors, other investment opportunities available to the Reporting Persons, price levels of the Shares, and conditions in the securities and financing markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them, or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) See chart below, which information is given as of the close of business on December 10, 2014, the day before the filing of this Amendment No. 3. The percentages set forth in this response are based on 60,332,375 shares of Common Stock outstanding as of November 11, 2014 as reported by the issuer in the form 10-Q filed on November 14, 2014 with the SEC:

Reporting Person	Shares Beneficially Owned	Percent of Class
Brian Ferdinand	2,119,703	3.5%
Ferdinand Holdings, LLC	60	0%
LT World Limited LLC	259,953	0.4%
Ferdinand Trading II LLC	654,943	1.1%
LT World Partners, LLC	102,146	0.2%
All Reporting Persons as Group	2,119,703	3.5%

(b) Mr. Ferdinand and Ferdinand Holdings, LLC have shared power to vote or direct the vote of and to dispose or direct the disposition of 60 shares of Common Stock held by Ferdinand Holdings, LLC. Mr. Ferdinand and LT World Limited LLC have shared power to vote or direct the vote of and to dispose or direct the disposition of the 259,953 shares of Common Stock held by LT World Limited LLC. Mr. Ferdinand and Ferdinand Trading II LLC have shared power to vote or direct the vote of and to dispose or direct the disposition of the 654,943 shares of Common Stock held by Ferdinand Trading II LLC. Mr. Ferdinand and LT World Partners LLC have shared power to vote or direct the vote of and to dispose or direct the disposition of the 192,698 shares of Common Stock held by LT World Partners LLC.

CUSIP NO. 488401100	13D	Page 8 of 9 Pages

(c) The Reporting Persons did not effect any transactions in the Common Stock since Amendment No. 2, other than as follows:

Reporting Person	Transaction Type	Transaction Date	Number of Shares	Price per Share
Ferdinand Holdings, LLC	Disposition of Shares to the Pereira Parties	3/13/2015	1,988,259	N/A	[1]
LT World Partners, LLC	Disposition of Shares to the Pereira Parties	3/13/2015	68,491	N/A	[1]

[1]	The Reporting Persons transferred such Common Stock in connection with a settlement of certain claims and a release granted by the Pereira Parties in favor of the Reporting Persons and the Company.

CUSIP NO. 488401100	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2015

Brian Ferdinand
Ferdinand Holdings, LLC
LT World Limited LLC
Ferdinand Trading II LLC
LT World Partners LLC

By:	/s/ Brian Ferdinand
Brian Ferdinand, for himself, as the Sole Voting
Member of Ferdinand Holdings, LLC, and as the Sole Member of each of LT World Limited LLC,

Ferdinand Trading II LLC and LT World Partners LLC